March 3, 2006

Via Facsimile (212) 822-5548 and U.S. Mail

John T. O`Connor, Esq.
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, NY  10005

RE:	Northwestern Corporation
Soliciting Materials filed pursuant to Rule 14a-12
Filed February 13, 2006, by Harbinger Capital Partners Master Fund
I,
Ltd.
      File No. 001-10499

Dear Mr. O`Connor:

      We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Soliciting Materials
1. While we note that you are not seeking proxy authority or consents, what consideration was given to whether the current referendum is a proxy solicitation subject to Regulation 14A? In this regard, please advise us regarding the use and dissemination of the referendum.

Cover Letter to Security Holders, page 2
2. Your statements that NorthWestern`s board of directors "orchestrated to entrench" itself, that its actions reflect a "pattern of activity that violates good corporate governance practices, stifles corporate democracy and is not in the best interests of the Company and its stockholders," and that the board has a "track record of not acting in the best interests of the stockholders" and the board "continues to attempt to entrench itself" asserts that NorthWestern`s directors are more interested in remaining directors than in fulfilling their fiduciary duties and implies that they have violated those duties. We note similar statements throughout the referendum. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Note that the factual foundation for such assertions must be reasonable and the factual basis must be disclosed in the document or provided to the staff on a supplemental basis. Refer to Rule 14a-9.

NorthWestern`s Lagging Share Price, page 2
3. We note that the disclosure under this heading only addresses share price during the last twelve months. Please advise as to why you determined only to highlight share performance during this
period.    In this regard, it appears that the shares were issued
in
2004. Further, please advise us as to how you selected the indexes as comparable datapoints.
4. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note your disclosure in this section in which you state that (i) NorthWestern`s board has not engaged in "meaningful discussions" with potential acquirers, and
(ii) without your intervention NorthWestern security holders may "never have even been made aware" of the potential acquirers. Please provide us supplementally background information and support regarding these potential transactions.

Action Step 2, page 5
5. Please provide us supplementally copies of the correspondence between the company and other security holders. In this regard we note references to letters from Drawbridge Special Opportunities Advisors and Franklin Mutual Advisers.
6. Please provide balancing disclosure with respect to your description of the "poison pill" and your correspondence with the company. Provide, for example, (i) background information on the stock rights plan and how it affects your interests and those of other security holders, (ii) the reasons cited by the company, if any, in allegedly preventing you from communicating with other NorthWestern security holders to solicit the names of candidates to the company`s board of directors, and (iii) an explanation of why you believe that the actions of the board of directors result in an "entirely improper interference" with actions of the company`s security holders.

What Can Stockholders Do?, page 6
7. Please provide us supplemental support for your statement that "many stockholders" of NorthWestern have contacted you to share their dissatisfaction with the company`s board.

Form of  Referendum
8. Please ensure that your solicitation complies with Rule 14a-4 of
Regulation 14A.

Closing Information

      Please amend your filing promptly to comply with our comments.
If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


								Sincerely,



								Daniel F. Duchovny
								Attorney-Advisor
								Office of Mergers &
Acquisitions

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John T. O'Connor, Esq.
Milbank, Tweed, Hadley & McCloy LLP
March 3, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE